Exhibit 99.1

STRATASYS REPORTS FOURTH QUARTER AND FISCAL YEAR 2014 FINANCIAL RESULTS

Company reports $217 million in revenue in the fourth quarter of 2014, including organic revenue growth of 26% over the same period last year

Organic growth, excluding MakerBot revenue, of 29% in the fourth quarter compared to the same period last year, driven primarily by strong demand for design and manufacturing products and services

Fourth quarter non-GAAP net income of $24.9 million, or $0.48 per diluted share; GAAP net loss was $92.0 million, or ($1.81) per share

MINNEAPOLIS & REHOVOT, Israel — March 2, 2015 — Stratasys Ltd. (NASDAQ: SSYS) today announced financial results for the fourth quarter and fiscal year 2014.

Q4-2014 Financial Results Summary:

•                  Revenue for the fourth quarter of 2014 was $217 million, representing a 40% increase over the $155.1 million for the same period last year.

•                  GAAP net loss for the fourth quarter was $92.0 million, or ($1.81) per share, compared to a loss of $2.0 million, or ($0.04) per share, for the same period last year.

•                  Non-GAAP net income for the fourth quarter was $24.9 million, or $0.48 per diluted share, compared to non-GAAP net income of $25.8 million, or $0.50 per diluted share, reported for the same period last year.

•                  Revenue from MakerBot branded products and services contributed $26.6 million to fourth quarter revenue.

•                  The Company invested a net amount of $21.4 million in R&D projects (non-GAAP basis) during the fourth quarter, representing 9.8% of net sales.

•                  The Company generated $14.9 million in cash from operations during the fourth quarter, and finished the year with approximately $443 million in cash and cash equivalents and short-term bank deposits. The cash balance includes a $50 million drawdown on the company’s revolving debt facility.

•                  EBITDA for the fourth quarter amounted to $29.6 million.

•                  As previously announced, in December 2014, the Company updated the goodwill impairment analysis of its MakerBot reporting unit. As a result, the Company recognized a non-cash, non-tax-deductible goodwill impairment charge of $102 million in the fourth quarter.

•                  The Company sold 11,214 3D printing and additive manufacturing systems during the quarter, and on a pro-forma combined basis, has sold a total of 121,661 systems worldwide as of December 31, 2014.

Fiscal 2014 Financial Results Summary:

•                  Non-GAAP revenue for fiscal 2014 was $750.4 million, representing a 54% increase over the $486.7 million for the same period last year.  GAAP revenue for fiscal 2014 was $750.1 million compared to $484.4 million for fiscal 2013.

•                  GAAP net loss for fiscal 2014 was $119.4 million, or ($2.39) per share, compared to a loss of $27.0 million, or ($0.64) per share, for the same period last year.

•                  Non-GAAP net income was $103.6 million for fiscal 2014, or $2.00 per diluted share, compared to non-GAAP net income of $82.0 million, or $1.84 per diluted share, reported for the same period last year.

•                  Fiscal 2014 reported revenue and earnings were within the company’s pre-announced ranges provided on February 2, 2015.

•                  Backlog at the end of 2014 amounted to $14.3 million, versus $28.5 million at the end of 2013.

David Reis, chief executive officer of Stratasys, said, “Growth in our core business reflects the increasing demand for additive manufacturing, and our leadership within the marketplace. During the fourth quarter, MakerBot was affected by challenges associated with the introduction and scaling of its new product platform and its rapidly evolving distribution model. As market adoption continues to evolve and to the extent MakerBot continues to establish and expand sales channels, the Company expects MakerBot growth rates to ramp up to, or exceed, overall Company averages by 2016.”

Recent Business Highlights:

•                  Launched 11 new 3D printing products and materials at Euromold 2014, including two new Fortus FDM production systems as well as a significant expansion of our triple-jetting Connex line of multi-color, multi- material 3D printers.

•                  Announced a multi-year investment plan focused on enhancing vertical industry focus, expanding services, accelerating product development, and building sales and marketing infrastructure- all designed to support annual revenues of $3 billion in 2020.

•                  Announced the combination and rebranding of Solid Concepts, Harvest Technologies and RedEye to form Stratasys Direct Manufacturing, a leading strategic platform to meet customers’ additive manufacturing needs, and drive further adoption of Stratasys’ Additive Manufacturing Solutions.

•                  Expanded MakerBot’s U.S. distribution channel to include Staples and Fry’s Electronics and announced a European distribution agreement with Tech Data Europe’s Datech.

•                  Announced the development of new MakerBot PLA Composite Filaments at this year’s International CES that included iron, bronze, limestone, and maple.

•                  Completed the acquisition of certain assets of Hong Kong-based Stratasys reseller Intelligent CAD/CAM Technology Ltd, strengthening Stratasys’ local presence and improving direct access to customers in the Asia Pacific region.

•                  The Econolyst, an Additive Manufacturing and 3D Printing consultancy and research firm, led by Dr. Phil Reeves, a 20-year industry veteran in the Additive Manufacturing space, joined Stratasys Services Group to form the foundation of the new Stratasys Strategic Consulting Division.

“Over the course of the past year we introduced 25 major new 3D printing systems and materials, expanded our go-to-market initiatives, and completed several strategic acquisitions. We are pleased with the progress we have made in integrating our recent acquisitions, and we look forward to enhancing our customer offering through the myriad technologies offered by our newly branded Stratasys Direct Manufacturing service, comprising Solid Concepts, Harvest Technologies and RedEye, as well as GrabCAD. We are positioning Stratasys for long-term growth by assembling best-in-class technologies and teams to build a market leading company with the most comprehensive product and service solutions in the industry,” concluded Reis.

Financial Guidance:

Stratasys continues to expect to achieve its fiscal year 2015 guidance, as previously provided in its February 2, 2015 press release:

•                  Revenue of $940 million to $960 million.

•                  Non-GAAP net income of $109 million to $118 million, or $2.07 to $2.24 per diluted share.

•                  GAAP net loss of $23 million to $10 million, or ($0.45) to ($0.20) per share.

•                  Tax rate of 5% to 10%.

•                  Capital expenditures of $160 to $200 million.

•                  Total operating expenses in 2015 are expected to be in the range of 46% to 47% of anticipated revenues.

•                  Projected Non-GAAP net income is expected to be derived disproportionately from the second half of fiscal 2015, driven by the projected timing of revenue and operating expenses.

Non-GAAP earnings guidance excludes $85 million of projected amortization of intangible assets; $32 million to $35 million of share-based compensation expense; $41 million to $43 million in non-recurring expenses related to acquisitions; and includes $30 million to $31 million in tax expenses related to Non-GAAP adjustments.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of this press release. The table provides itemized detail of the non-GAAP financial measures.

Stratasys reiterated the following information regarding the Company’s long-term operating model:

•                  Annual organic revenue growth of at least 25%.

•                  Non-GAAP operating income as a percent of sales of 18% to 23%.

•                  Non-GAAP effective tax rate of 10% to 15%.

•                  Non-GAAP net income as a percent of sales of 16% to 21%.

Stratasys Ltd. Q4-2014 Conference Call Details

Stratasys will hold a conference call to discuss its fourth quarter financial results on Monday, March 2, 2015 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at www.stratasys.com under the “Investors” tab; or directly at the following web address: http://edge.mediaPserver.com/m/p/fsefp4qi.

The conference call script and accompanying slide presentation will be available on the Stratasys Web site at www.stratasys.com under the “Investors” tab.

To participate by telephone, the domestic dial-in number is 800-510-9691 and the international dial-in is 617-614-3453. The access code is 23883766. Investors are advised to dial into the call at least ten minutes prior to the call to register.

The webcast will be available for 90 days on the “Investors” page of the Stratasys Web site or by accessing the provided web address.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys’ business and operating expectations, projections and goals, as well as its financial guidance and projections under the caption “Financial Guidance,” are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “will,” “expect,” “anticipate,” “continue,” “believe,” “project” or other similar words, but are not the only way these statements are identified. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the extent of our success at introducing new or improved products and solutions that gain market share; the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; changes in our strategy; government regulations and approvals; changes in customers’ budgeting priorities; the overall global economic environment; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and generally in the Company’s annual report on Form 20-F for the year ended December 31, 2014 to be filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2015, and in other reports that the Company has furnished to, or filed with the SEC. Readers are urged to carefully review and consider the various disclosures made in the Company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The information discussed within this release includes financial results and projections that are in accordance with accounting principles generally accepted in the United States of America (GAAP). In addition, certain non-GAAP financial measures have been provided excluding certain charges, expenses and income. The non-GAAP measures should be read in conjunction with the corresponding GAAP measures and should be considered in addition to, and not as an alternative or substitute for, the measures prepared in accordance with GAAP. The non-GAAP financial measures are included in an effort to provide information that investors may deem relevant to evaluate results from the Company’s core business operations and to compare the Company’s performance with prior periods. The non-GAAP financial measures primarily identify and exclude certain discrete items, such as merger-related expenses, amortization expenses and expenses associated with share-based compensation required under ASC 718. The Company uses these non-GAAP financial measures for evaluating comparable financial performance against prior periods.

This release is available on the Stratasys web site at www.stratasys.com

Stratasys Ltd. (Nasdaq:SSYS), headquartered in Minneapolis, Minnesota and Rehovot, Israel, is a leading global provider of 3D printing and additive and additive manufacturing solutions. The Company’s patented FDM®, PolyJet™ and WDM ™ 3D Printing technologies produce prototypes and manufactured goods directly from 3D CAD files or other 3D content. Systems include 3D printers for idea development, prototyping and direct digital manufacturing. Stratasys subsidiaries include MakerBot and Solidscape, and the Company operates the Stratasys Direct Manufacturing digital-manufacturing service comprising the services previously provided by RedEye, Harvest Technologies and Solid Concepts. Stratasys has more than 2,900 employees, holds over 600 granted or pending additive manufacturing patents globally, and has received more than 25 awards for its technology and leadership. Online at: www.stratasys.com or http://blog.stratasys.com

Stratasys Ltd.

Shane Glenn, 952-294-3416
VP Investor Relations
shane.glenn@stratasys.com

Stratasys Ltd.

Consolidated Balance Sheets

(in thousands)	December 31, 2014	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$442,141	$414,088
Short-term bank deposits	595	200,370
Accounts receivable, net	150,806	99,200
Inventories	123,385	88,406
Net investment in sales-type leases	8,170	6,696
Prepaid expenses	7,931	5,470
Deferred income taxes	25,697	16,501
Other current assets	37,903	21,398
Total current assets	796,628	852,129
Non-current assets
Goodwill	1,323,502	1,195,891
Other intangible assets, net	597,903	622,330
Property, plant and equipment, net	157,036	91,005
Net investment in sales-type leases - long term	14,822	11,219
Other non-current assets	9,216	9,647
Total non-current assets	2,102,479	1,930,092
Total assets	$2,899,107	$2,782,221
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$37,359	$35,375
Short term debt	50,000	—
Accrued expenses and other current liabilities	47,760	32,849
Accrued compensation and related benefits	42,332	21,441
Obligations in connection with acquisitions	28,092	12,027
Deferred revenues	45,023	36,033
Total current liabilities	250,566	137,725
Non-current liabilities
Obligations in connection with acquisitions - long term	26,461	16,998
Deferred tax liabilities	55,835	105,901
Deferred revenues - long-term	5,946	3,315
Other non-current liabilities	25,091	18,495
Total non-current liabilities	113,333	144,709
Total liabilities	363,899	282,434
Redeemable non-controlling interests	3,969	—
Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 shares; 50,923 and 49,211 shares issued and outstanding at December 31, 2014 and December 31, 2013, respectively	139	133
Additional paid-in capital	2,568,149	2,412,197
Retained earnings (accumulated deficit)	(33,871)	85,549
Accumulated other comprehensive income (loss)	(3,647)	1,908
Equity attributable to Stratasys Ltd.	2,530,770	2,499,787
Non-controlling interest	469	—
Total equity	2,531,239	2,499,787
Total liabilities and equity	$2,899,107	$2,782,221

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
	(unaudited)	(unaudited)
Net sales
Products	$168,595	$134,943	$612,138	$414,853
Services	48,517	20,142	137,991	69,550
	217,112	155,085	750,129	484,403
Cost of sales
Products	82,985	65,088	302,838	213,427
Services	28,943	12,195	84,897	44,803
	111,928	77,283	387,735	258,230
Gross profit	105,184	77,802	362,394	226,173
Operating expenses
Research and development, net	23,189	17,669	82,270	52,310
Selling, general and administrative	95,646	64,462	351,993	202,040
Goodwill impairment	102,470	—	102,470	—
Change in the fair value of obligations in connection with acquisitions	(24,862)	(853)	(26,150)	754
	196,443	81,278	510,583	255,104
Operating loss	(91,259)	(3,476)	(148,189)	(28,931)
Financial expense	(4,145)	(650)	(6,529)	(450)
Loss before income taxes	(95,404)	(4,126)	(154,718)	(29,381)
Income tax benefit	(3,370)	(2,137)	(35,248)	(2,474)
Net loss	(92,034)	(1,989)	(119,470)	(26,907)
Net income (loss) attributable to non-controlling interest	(25)	—	(50)	47
Net loss attributable to Stratasys Ltd.	$(92,009)	$(1,989)	$(119,420)	$(26,954)
Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(1.81)	$(0.04)	$(2.39)	$(0.64)
Diluted	(1.81)	(0.07)	(2.39)	(0.68)
Weighted average ordinary shares outstanding
Basic	50,912	48,955	50,019	42,079
Diluted	50,912	49,036	50,019	42,099

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

(in thousands, except per share data)

	Three Months Ended December 31, 2014			Three Months Ended December 31, 2013
	GAAP (unaudited)	Adjustments*	Non-GAAP (unaudited)	GAAP (unaudited)	Adjustments*	Non-GAAP (unaudited)
Net sales
Products	$168,595	$—	$168,595	$134,943	$668	$135,611
Services	48,517	—	48,517	20,142	—	20,142
	217,112	—	217,112	155,085	668	155,753

Cost of sales
Products	82,985	(14,490)	68,495	65,088	(14,765)	50,323
Services	28,943	(1,915)	27,028	12,195	(495)	11,700
	111,928	(16,405)	95,523	77,283	(15,260)	62,023

Gross profit	105,184	16,405	121,589	77,802	15,928	93,730

Operating expenses
Research and development, net	23,189	(1,822)	21,367	17,669	(2,207)	15,462
Selling, general and administrative	95,646	(20,368)	75,278	64,462	(17,633)	46,829
Goodwill impairment	102,470	(102,470)	—	—	—	—
Change in the fair value of obligations in connection with acquisitions	(24,862)	24,862	—	(853)	853	—
	196,443	(99,798)	96,645	81,278	(18,987)	62,291

Operating income (loss)	(91,259)	116,203	24,944	(3,476)	34,915	31,439

Financial expense	(4,145)	—	(4,145)	(650)	—	(650)

Income (loss) before income taxes	(95,404)	116,203	20,799	(4,126)	34,915	30,789

Income taxes (benefit)	(3,370)	(750)	(4,120)	(2,137)	7,133	4,996

Net income (loss)	(92,034)	116,953	24,919	(1,989)	27,782	25,793

Net loss attributable to non-controlling interest	(25)	—	(25)	—	—	—

Net income (loss) attributable to Stratasys Ltd.	$(92,009)	$116,953	$24,944	$(1,989)	$27,782	$25,793

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(1.81)		$0.49	$(0.04)		$0.53
Diluted	(1.81)		0.48	(0.07)		0.50

Weighted average ordinary shares outstanding
Basic	50,912		50,912	48,955		48,964
Diluted	50,912		52,491	49,036		51,429

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

(in thousands, except per share data)

	Twelve Months Ended December 31, 2014			Twelve Months Ended December 31, 2013
	GAAP	Adjustments*	Non-GAAP	GAAP	Adjustments*	Non-GAAP
Net sales
Products	$612,138	$235	$612,373	$414,853	$2,316	$417,169
Services	137,991	—	137,991	69,550	—	69,550
	750,129	235	750,364	484,403	2,316	486,719

Cost of sales
Products	302,838	(69,717)	233,121	213,427	(58,826)	154,601
Services	84,897	(6,925)	77,972	44,803	(1,575)	43,228
	387,735	(76,642)	311,093	258,230	(60,401)	197,829

Gross profit	362,394	76,877	439,271	226,173	62,717	288,890

Operating expenses
Research and development, net	82,270	(8,813)	73,457	52,310	(5,490)	46,820
Selling, general and administrative	351,993	(94,442)	257,551	202,040	(57,652)	144,388
Goodwill impairment	102,470	(102,470)	—	—	—	—
Change in the fair value of obligations in connection with acquisitions	(26,150)	26,150	—	754	(754)	—
	510,583	(179,575)	331,008	255,104	(63,896)	191,208

Operating income (loss)	(148,189)	256,452	108,263	(28,931)	126,613	97,682

Financial expense	(6,529)	—	(6,529)	(450)	—	(450)

Income (loss) before income taxes	(154,718)	256,452	101,734	(29,381)	126,613	97,232

Income taxes (benefit)	(35,248)	33,403	(1,845)	(2,474)	17,575	15,101

Net income (loss)	(119,470)	223,049	103,579	(26,907)	109,038	82,131

Net income (loss) attributable to non-controlling interest	(50)	—	(50)	47	125	172

Net income (loss) attributable to Stratasys Ltd.	$(119,420)	$223,049	$103,629	$(26,954)	$108,913	$81,959

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(2.39)		$2.07	$(0.64)		$1.95
Diluted	(2.39)		2.00	(0.68)		1.84

Weighted average ordinary shares outstanding
Basic	50,019		50,019	42,079		42,079
Diluted	50,019		51,805	42,099		44,511